UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-07963

Investment Company Act File Number

Nysa Series Trust

(exact name of registrant as specified in its charter)

Massachusetts                                            16-1517067

(State or other jurisdiction of                    (I.R.S. Employer Identification No.) incorporation or organization)

                          507 Plum St, Ste 120 Syracuse, NY

                            13204

         (Address of principal executive offices)                     (Zip Code)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company's registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant's most recent fiscal year ended on March 31, 2020.

The Registrant filed Form 12b-25 under the Securities Exchange Act of 1934 on June 12, 2020 in order to obtain the 15-day extension provided by that Rule. The Registrant was not able to complete the scheduled audit of the Registrant's financial statements for the year ended March 31, 2020 prior to June 14, 2020, due to the Registrant’s independent auditor, Sanville & Co., resigning on April 23, 2020. The Registrant's Board of Trustees, including its Audit Committee, has been diligently working with management to find another auditor to replace Sanville & Co. As of this filing, the Fund has not been successful in engaging with another independent auditing firm to conduct the audit for fiscal year 2020, and the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. Accordingly, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended March 31, 2020 (the "Annual Report") or to file Form N-CSR for the period ended March 31, 2020 (the "Form N-CSR") within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. The Registrant initially requested an extension to transmit the Annual Report to Shareholders by August 13, 2020 and to file Form N-CSR by August 23, 2020, which request was granted by the SEC. However, in light of the facts and circumstances described above, the Registrant was unable to meet these deadlines.

The Registrant ceased offering shares to the public on June 30, 2020 and at this time has no intention of offering shares to the public in the future.  Also, the Registrant has posted a copy of its unaudited financial statements for the year ending March 31, 2020 on its website, clearly marked to show that they are unaudited.  In addition, the Registrant has posted a note to shareholders on the landing page for its website explaining the circumstances which led to Registrant’s financial statements not having been audited.

PART II
OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Benjamin R. Quilty

507 Plum St, Ste 120
Syracuse, NY 13204
(315) 251-1101

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

NYSA Series Trust

By:   ___/s/ Robert Cuculich

Date: August 18, 2020